Exhibit 99.40

PRESS RELEASE

Tuesday, July 17, 2007

Inter-Citic Adds Third Drill at Dachang

July 17, 2007, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) President and CEO James Moore, is pleased to report that The Company has added a third diamond drill to its 2007 drill program at its Dachang Gold Project in China.

Inter-Citic owns two Canadian diamond drills which are currently operating at Dachang. To these the Company has now added a third western manufactured wire-line diamond drill that has been sourced in China, and is now on the property.

The Company continues with its 30,000 metre drill program in the Dachang East area of the Dachang Gold Project with the goal of further expanding the Company’s gold resource inventory by exploring new areas of the property already known to show near-surface mineralization through trenching.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China, including its Dachang Gold Project in Qinghai Province. The Company has strategic partnerships with several large financially strong and established groups in China. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2006 Financial Statements and Annual Information Form available on the SEDAR website at www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.